Exhibit 99.1

For immediate release
March 29, 2007

Petro-Canada Files Annual Disclosure Reports

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, Alberta -Petro-Canada today filed its 2006 Strategic Overview Report, Financial Report, Annual Information Form (AIF) and Management Proxy Circular with securities regulators in Canada and the United States.

The Financial Report contains Management's Discussion and Analysis, and the audited Consolidated Financial Statements and Notes for the year ended December 31, 2006. Petro-Canada’s disclosure reports include reserves data and other oil and gas information required by Canadian securities regulatory authorities according to National Instrument 51-101; Standards of Disclosure for Oil and Gas Activities.

Online and PDF versions of the Strategic Overview and Financial Reports are available at www.petro-canada.ca. The AIF and Management Proxy Circular are also available at the same website in PDF format. All of Petro-Canada’s disclosure reports are posted on www.sedar.com and on www.sec.gov. To request a free hard copy, please contact Petro-Canada at 150, 6th Avenue S.W., Calgary, Alberta, T2P 3E3, Attention: Corporate Secretary.

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada's common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Michelle Harries	Brad Thompson
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-3648	Tel: (403) 296-4430